FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: ___________________


                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X____               Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____               No__X__

connection with Rule 12g3-2(b): 82- ________

Exhibit 1 of this report furnished on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File No. 333-101979) and Form F-3 (File No. 333-122236), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1 Press Release: TTI TELECOM EXPECTS TO REPORT SEQUENTIALLY STRONGER FINANCIAL RESULTS FOR SECOND QUARTER 2005, dated July 11, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    TTI Team Telecom International Ltd.



Date: July 12, 2005                 By:  /s/ Israel (Eli) Ofer
                                         ---------------------
                                    Israel (Eli) Ofer
                                    Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit                    Description
Number                     of Exhibit


1. Press Release: TTI TELECOM EXPECTS TO REPORT SEQUENTIALLY STRONGER FINANCIAL RESULTS FOR SECOND QUARTER 2005, dated July 11, 2005.

                                    EXHIBIT 1




Corporate Contact:


           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom Ltd.
           T: +1.201.795.3883
           F: +1.201.795.3920
           sanjay@tti-telecom.com


               TTI TELECOM EXPECTS TO REPORT SEQUENTIALLY STRONGER
                   FINANCIAL RESULTS FOR SECOND QUARTER 2005

  - Revenue and Bookings Momentum Continues; Restructuring Plan Reduces Loss -

Petach Tikva, Israel - July 11, 2005 - TTI Telecom International Ltd. (NASDAQ:
TTIL) ("the Company"), a leading global provider of Operations Support Systems
(OSS) and Business Support Systems (BSS) for telecommunications service providers, today announced preliminary second quarter 2005 financial results.

The Company expects revenues for the quarter to be approximately $10.0 million, representing a 10% sequential increase. Bookings in the quarter, a measure of new contracts received in the quarter, stands at $14.4 million, compared with $14 million in the first quarter. Net loss for the quarter is expected to be approximately $2.5 million, or $0.21 per diluted share, compared to a net loss of $4.9 million, or $0.41 in the first quarter. The Company expects to be cash flow breakeven and to end the quarter with approximately $32.0 million in cash and cash equivalents. The Company remains debt-free.

"Our performance this quarter was driven by ongoing sales momentum, highlighted by a sequentially stronger bookings figure, in conjunction with continued progress in lowering operating expenses," stated Meir Lipshes, chairman and CEO of TTI Telecom. "We added several new customers in the quarter, including two wireless carriers in North America and APAC, and our restructuring plans remain on track and are already having a positive impact on our financial performance. We believe that, should the trends in our expense structure and sales performance continue, we are on course to achieve operating breakeven results by the fourth quarter."

Note: Loss per share calculation based on 11,872,941 fully diluted shares outstanding. The Company's recent private placement is treated as a convertible debenture for accounting purposes and does not enter into this calculation. TTI Telecom expects to reports its second quarter fiscal 2005 financial results in mid-August 2005. Conference call details will be posted to the Company's website and distributed to investors in the weeks ahead.


About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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